January 10, 2019

VIA EDGAR

Mr. Charlie Guidry, Staff Attorney
Ms. Jennifer Lopez-Molina, Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
Ocean Thermal Energy Corporation
Post-Effective Amendment No. 1/A to Registration Statement on Form S-1
Filed November 19, 2018
File No. 333-222529

Dear Mr. Guidry and Ms. Lopez-Molina:

We received your comments of December 10, 2018, to our post-effective amendment. Our responses to your comments are set forth below.

Post-Effective Amendment No. 1 to Form S-1

Signatures, page II-4

1.
Please revise the first signature block to have Mr. Feakins sign on behalf of the company.

Response: The signature block has been conformed.

General

2.
The registration statement this filing amends was declared effective on January 29, 2018 and included audited financial statements dated as of December 31, 2016. Under Securities Act Section 10(a)(3), if a prospectus is used more than nine months after the effective date of the registration statement, the prospectus information must be as of a date not more than sixteen months prior to such use. Please tell us whether you engaged in the offer or sale of your securities using this prospectus between November 1, 2018 and the present, during which time the information in the prospectus was not current.

800 South Queen Street | Lancaster, Pennsylvania | 17603-5818 | United States of America
Phone: +1 717 299 1344 | Fax: +1 717 299 1336
Offices also in: The Bahamas | Cayman Islands | US Virgin Islands
info@OTEcorporation.com | www.OTEcorporation.com

OCEAN THERMAL ENERGY CORPORATION

Mr. Charlie Guidry, Staff Attorney
Ms. Jennifer Lopez-Molina, Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
January 10, 2019
Page Two

Response: No offers or sales of our securities were conducted using this prospectus between November 1, 2018, and the present.

3.
To accomplish the update to your prospectus required by Securities Act Section 10(a)(3), it appears that you replicated all of the information in your most recent annual report and quarterly report. Please revise to present the information in a manner consistent with Form S-1.

Response: The disclosure has been substantially revised.

Please let us know if you have any questions or we can provide additional information.

Sincerely,

OCEAN THERMAL ENERGY CORPORATION

/s/ Jeremy P. Feakins
Jeremy P. Feakins
Chief Executive Officer and Chief Financial Officer